SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

Corgenix Medical Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

218724201
(CUSIP Number)

Janice Wallentine Wescor, Inc. 370 West 1700 South Logan, Utah 84321 (435) 752-4127
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: L. Scott Brown Jackson Walker L.L.P. 901 Main Street, Suite 6000 Dallas, Texas 75202 (214) 953-5954 July 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 218724201	13D

1	names of reporting persons Wescor, Inc.
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization State of Utah
number of shares beneficially owned by each reporting person with	7	sole voting power 12,500,001
	8	shared voting power
	9	sole dispositive power 12,500,001
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 12,500,001
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 28.8%
14	type of reporting person CO

CUSIP: 218724201	13D

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Corgenix Medical Corporation (the “Issuer” or “Company”). The address of the Company’s principal executive offices is 11575 Main Street, Suite 400, Broomfield, CO  80020.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) through (e)

This Schedule 13D is being filed by Wescor, Inc. (the “Reporting Person”), a Utah corporation and subsidiary of Financière Elitech SAS (“Elitech”), a société par actions simplifiée organized under the laws of France. The principal business of the Reporting Person is developing, manufacturing and distributing instrumentation, specialized laboratory equipment, and other products for medicine and science. The principal address for the Reporting Person is 370 West 1700 South, Logan, Utah 84321.

During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding, and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of a common stock purchase agreement (the “Stock Purchase Agreement”) entered into effective as of July 12, 2010, by and among the Company, Elitech and the Reporting Person, on July 16, 2010 (the “First Closing Date”), the Reporting Person utilized $1,250,000.00 of its working capital to purchase 8,333,334 shares of Common Stock of the Company at a purchase price of $.15 per share (the “Share Purchase Price”). On the First Closing Date, the Company also issued a warrant to Reporting Person to purchase an additional 4,166,667 shares of Common Stock at a per share price equal to the Share Purchase Price.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Person has acquired the securities described above for investment purposes.

(a)           Pursuant to the terms of the Stock Purchase Agreement, the Reporting Person has the right to purchase additional shares of Common Stock directly and through warrants issued by the Company.

(b), (c), (e), (f), (h), (i) and (j) Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Issuer; (iv) any other material change in the Issuer’s business or corporate structure; (v) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (vi) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (vii) any action similar to any of those enumerated above.

(d)           Pursuant to the Stock Purchase Agreement, and effective as of July 16, 2010, David Ludvigson was appointed to the Company’s Board of Directors, and the Reporting Person has a right to designate one (1) individual for election or appointment to the Board of Directors so long as the Reporting Person owns at least five percent (5%) of the outstanding Common Stock of the Company.

CUSIP: 218724201	13D

(g)           Pursuant to the Stock Purchase Agreement, the board of directors amended the Company’s bylaws to permit the Company to opt out of any requirements under the Nevada Revised Statutes relating to required approval of acquisition of a controlling interest.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           The Reporting Person is the beneficial owner of 8,333,334 shares, or approximately 21.2%, of the issued and outstanding shares of Common Stock.  In addition, the Issuer has issued a warrant granting the Reporting Person the right to purchase up to 4,166,667 additional shares of Common Stock, representing an additional approximately 7.6% of the issued and outstanding shares of Common Stock.  The Reporting Person has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, such shares.  The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person as of the date of filing of this Schedule 13D is based upon 30,982,803 issued and outstanding shares of Common Stock as of the fiscal quarter ending on June 30, 2010, as reported to the Reporting Person by Company management on July 16, 2010.

(b)           The Reporting Person has sole voting and dispositive power over the shares described in (a) above.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other Person with respect to securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits have been filed with this Amendment:

None.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 19, 2010	WESCOR, INC, a Utah corporation

/s/ Janice Wallentine
Janice Wallentine, Chief Financial Officer